SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

File No.
82-2867

SANLUIS
CORPORACION

02049873

SUPPL

By FEDEX

August 29, 2002

SECURITIES AND EXHANGE COMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

SEC MAIL PROCESSING
RECEIVED
AUG 30 2002
WASH. D.C. 154 SECTION

To whom it may concern

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Second Fiscal Quarter 2002.

Please, confirm the reception of this information with Liliana Hernández to the e-mail address lhernan@sanluiscorp.com.mx or by telephone to the number (525) 55229-5817

If you have any question or comment, do not hesitate to contact me

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Best Regards

Liliana Hernández Bello
SANLUIS Corporación, S.A. de C.V.

dlw 9/17

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** Quarter: **2** Year: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**7,416,600**	**100**	**8,878,327**	**100**
2	**CURRENT ASSETS**	**1,489,618**	**20**	**1,889,194**	**21**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	238,578	3	495,790	6
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	642,368	9	493,340	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	151,891	2	319,372	4
6	INVENTORIES	337,974	5	382,495	4
7	OTHER CURRENT ASSETS	118,807	2	198,197	2
8	**LONG-TERM**	**375,647**	**5**	**294,034**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	165,547	2	54,855	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	43,988	1	88,967	1
11	OTHER INVESTMENTS	166,112	2	150,212	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**4,105,408**	**55**	**5,750,390**	**65**
13	PROPERTY	1,172,118	16	1,581,429	18
14	MACHINERY AND INDUSTRIAL	4,001,721	54	4,433,985	50
15	OTHER EQUIPMENT	184,477	2	1,429,946	16
16	ACCUMULATED DEPRECIATION	1,479,759	20	2,370,095	27
17	CONSTRUCTION IN PROGRESS	226,851	3	675,125	8
18	**DEFERRED ASSETS (NET)**	**1,445,927**	**19**	**944,709**	**11**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**5,407,956**	**100**	**6,850,401**	**100**
21	**CURRENT LIABILITIES**	**1,177,284**	**22**	**3,120,823**	**46**
22	SUPPLIERS	679,196	13	680,163	10
23	BANK LOANS	155,240	3	1,854,188	27
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	104	0	10,321	0
26	OTHER CURRENT LIABILITIES	342,744	6	576,151	8
27	**LONG-TERM LIABILITIES**	**4,130,219**	**76**	**3,372,867**	**49**
28	BANK LOANS	4,114,722	76	3,352,487	49
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	15,497	0	20,380	0
31	**DEFERRED LOANS**	**0**	**0**	**335,342**	**5**
32	**OTHER LIABILITIES**	**100,453**	**2**	**21,369**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,008,644**	**100**	**2,027,926**	**100**
34	**MINORITY INTEREST**	**997,007**	**50**	**1,014,049**	**50**
35	**MAJORITY INTEREST**	**1,011,637**	**50**	**1,013,877**	**50**
36	**CONTRIBUTED CAPITAL**	**2,023,338**	**101**	**2,023,338**	**100**
37	PAID-IN CAPITAL STOCK (NOMINAL)	21,984	1	21,984	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	826,947	41	826,947	41
39	PREMIUM ON SALES OF SHARES	1,174,407	58	1,174,407	58
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,011,701)**	**(50)**	**(1,009,461)**	**(50)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,141,719	256	5,020,951	248
43	REPURCHASE FUND OF SHARES	477,999	24	477,999	24
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,050,058)	(351)	(6,692,798)	(330)
45	NET INCOME FOR THE YEAR	418,639	21	184,387	9

02/01/1999 16:06

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**238,578**	**100**	**495,790**	**100**
46	CASH	238,578	100	291,477	59
47	SHORT-TERM INVESTMENTS	0	0	204,313	41
18	**DEFERRED ASSETS (NET)**	**1,445,927**	**100**	**944,709**	
48	AMORTIZED OR REDEEMED EXPENSES	337,492	23	403,724	43
49	GOODWILL	562,885	39	524,568	56
50	DEFERRED TAXES	515,932	36	0	0
51	OTHERS	29,618	2	16,417	2
21	**CURRENT LIABILITIES**	**1,177,284**	**100**	**3,120,823**	
52	FOREING CURRENCY LIABILITIES	740,850	63	2,707,613	87
53	MEXICAN PESOS LIABILITIES	436,434	37	413,210	13
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**342,744**		100 **576,151**	
57	OTHER CURRENT LIABILITIES WITH COST	5,507	2	4,705	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	337,237	98	571,446	99
27	**LONG-TERM LIABILITIES**	**4,130,219**	**100**	**3,372,867**	
59	FOREING CURRENCY LIABILITIES	4,130,219	100	3,372,867	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**15,497**	**100**	**20,380**	
63	OTHER LOANS WITH COST	15,497	100	20,380	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**335,342**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	335,342	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**100,453**	**100**	**21,369**	
68	RESERVES	100,453	100	21,369	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,050,058)**		100 **(6,692,798)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(108,610)	(2)	(108,610)	(2)
71	INCOME FROM NON-MONETARY POSITION	(6,941,448)	(98)	(6,584,188)	(98)

05/01/199 16:06

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	312,334	(1,231,629)
73	PENSIONS FUND AND SENIORITY	8,500	40,469
74	EXECUTIVES (*)	16	23
75	EMPLOYERS (*)	1,185	1,481
76	WORKERS (*)	4,838	5,241
77	CIRCULATION SHARES (*)	227,957,568	227,957,568
78	REPURCHASED SHARES (*)	0	0

29/01/199 16:06

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FILE No 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**2,281,409**	100	**2,470,137**	100
2	COST OF SALES	1,747,480	77	1,907,461	77
3	**GROSS INCOME**	**533,929**	**23**	**562,676**	**23**
4	OPERATING	330,261	14	391,465	16
5	**OPERATING**	**203,668**	**9**	**171,211**	**7**
6	TOTAL FINANCING	307,223	13	(82,816)	(3)
7	**INCOME AFTER FINANCING COST**	**(103,555)**	**(5)**	**254,027**	**10**
8	OTHER FINANCIAL OPERATIONS	33,949	1	48,602	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(137,504)**	**(6)**	**205,425**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	11,125	0	29,370	1
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(148,629)**	**(7)**	**176,055**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(1,438)	0	(7,863)	0
13	**CONSOLIDATED NET INCOME OF**	**(150,067)**	**(7)**	**168,192**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(150,067)**	**(7)**	**168,192**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	(567,265)	(25)	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**417,198**	**18**	**168,192**	**7**
19	NET INCOME OF MINORITY INTEREST	(1,441)		(16,195)	(1)
20	**NET INCOME OF MAJORITY INTEREST**	**418,639**	**18**	**184,387**	**7**

29/01/199 16:06

FILE No 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**2,281,409**	**100**	**2,470,137**	**100**
21	DOMESTIC	610,437	27	588,591	24
22	FOREIGN	1,670,972	73	1,881,546	76
23	TRANSLATED INTO DOLLARS (***)	243,679	11	246,977	10
6	**TOTAL FINANCING COST**	**307,223**	**100**	**(82,816)**	**100**
24	INTEREST PAID	92,137	30	275,459	333
25	EXCHANGE LOSSES	354,872	116	0	0
26	INTEREST EARNED	4,945	2	22,344	27
27	EXCHANGE PROFITS	0	0	238,669	288
28	GAIN DUE TO MONETARY POSITION	(134,841)	(44)	(97,262)	(117)
8	**OTHER FINANCIAL OPERATIONS**	**33,949**	**100**	**48,602**	**100**
29	OTHER NET EXPENSES (INCOME) NET	33,949	100	48,602	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**11,125**	**100**	**29,370**	**100**
32	INCOME TAX	16,675	150	10,046	34
33	DEFERED INCOME TAX	(12,114)	(109)	8,249	28
34	WORKERS' PROFIT SHARING	8,322	75	13,815	47
35	DEFERED WORKERS' PROFIT SHARING	(1,758)	(16)	(2,740)	(9)

23/08/2002 16:06

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,336,825	2,568,459
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	4,682,988	5,074,254
39	OPERATION INCOME (**)	316,982	415,639
40	NET INCOME OF MAYORITY INTEREST(**)	346,747	200,329
41	NET CONSOLIDATED INCOME (**)	303,467	178,627

29/01/199 16:06

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**417,198**	**168,192**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	811,826	36,420
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,229,024**	**204,612**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(399,405)	72,187
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**829,619**	**276,799**
6	CASH FLOW FROM EXTERNAL FINANCING	(1,278,348)	60,041
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,278,348)**	**60,041**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**498,850**	**(330,008)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	50,121	6,832
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	188,457	488,958
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	238,578	495,790

01/01/1999 16:06

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**811,826**	**36,420**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	148,634	237,242
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	267,822	(227,668)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	395,370	26,846
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(399,405)**	**72,187**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(190,694)	40,964
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	162	64,582
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(61,935)	(113,317)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(23,856)	12,873
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(123,082)	67,085
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(1,278,348)**	**60,041**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(1,608,967)	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	331,996	231,198
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	(168,123)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(1,377)	(3,034)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**498,850**	**(330,008)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	538,179	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(66,047)	(307,179)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	40,445	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(13,727)	(22,829)

01/01/1999 16:06

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	18.29	%	6.81	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	34.28	%	19.76	%
3	NET INCOME TO TOTAL ASSETS (**)	4.09	%	2.01	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	32.32	%	57.83	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.63	times	0.57	times
7	NET SALES TO FIXED ASSETS (**)	1.14	times	0.88	times
8	INVENTORIES ROTATION (**)	10.55	times	10.12	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	44	days	31	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.38	%	11.69	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	72.92	%	77.16	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.69	times	3.38	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	90.07	%	88.76	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	100.60	%	58.65	%
15	OPERATING INCOME TO INTEREST PAID	2.21	times	0.62	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.87	times	0.74	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.27	times	0.61	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.98	times	0.48	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.28	times	0.28	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	20.27	%	15.89	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	53.87	%	8.28	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(17.51)	%	2.92	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	9.00	times	1.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(13.24)	%	93.08	

01/01/1999 16:06

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.44	$ 0.80
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 1.88	$ 1.03
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (1.04)	$ 1.88
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (2.66)	$ 0.97
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 4.44	$ 4.45
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.36 times	3.06 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	2.08 times	22.36 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

01/01/1999 16:06

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

EN LAS CIFRAS REPORTADAS AL 30 DE JUNIO DE 2002, SANLUIS INCORPORO LOS EFECTOS DE LA REESTRUCTURA DE SU DEUDA (VER NOTA 7)

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

s03: En la información correspondiente al ejercicio que terminó el 30 de junio de 2001, los saldos descritos en balance general se encuentran influenciados por una reclasificación del saldo de la caja restringida por un importe de $100,164 (miles de pesos) contra los pasivos bancarios a corto y largo plazo; dicha reclasificación se realizó con base en las Normas Internacionales de Contabilidad (NIC - 32).

En la información financiera que se muestra al 30 de junio de 2002, la reclasificación anteriormente descrita, no se llevó a cabo, debido a las circunstancias actuales del grupo.

Por lo tanto y para hacer comparables los estados financieros al 30 de junio de 2002 y 2001, dicha reclasificación deberá ser considerada para efectos de análisis.

S28: El acuerdo de la reestructura del grupo suspensiones será efectiva al término de un período de seis meses contados a partir del 17 de marzo de 2002, prorrogable por dos períodos de tres meses cada uno. Durante este plazo la compañía deberá reestructurar la deuda de SANLUIS.

Al 30 de junio de 2002 los pasivos correspondientes al SEL y a los otros créditos refinanciados están clasificados a largo. (ver notas a los estados financieros)

LAS CIFRAS DE JUNIO 2001 (TRIMESTRE AÑO ANTERIOR) INCLUYE LOS RESULTADOS DE LA DIVISION MINAS
s28:
r25:

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

SANLUIS Corporación S.A. de C.V.
Results for the 2nd Quarter 2002
(Millions of US dollars)

MEXICO CITY - August 23rd, 2002. SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), a Mexican industrial group that manufactures auto parts, today reported results for the three months ended June 30th, 2002.

Highlights

Restructuring

(a) SANLUIS (SLC) and subsidiaries reached an agreement in principle with an ad hoc steering committee of its direct lenders. Since the majority of SLC's debt was placed in the international financial markets the restructuring agreement is to be implemented through a public tender and exchange offer in order to facilitate other minority SLC lenders to participate in the final processes of the restructure. It is estimated that the tender and exchange offer will be launched before September 30, 2002. The total debt subject to this restructure is US $291.3 million. The tender and exchange offers will be open to eligible holders of all of SLC's outstanding debt, which includes its 8.875% Notes due 2008; its notes issued under its Euro Commercial Paper program, and certain other financial indebtedness,

(b) SANLUIS will accept from holders of its existing indebtedness a maximum of US$128.6 million in aggregate principal amount of debt in a cash tender offer designed to retire debt at a discount relative to its face value, and US$162.7 million in aggregate principal amount of debt in an exchange offer of old debt for new debt with a longer tenor and reduced interest rate.

(c) Accrued and unpaid interest on the existing SLC direct obligations will be waived through June 30, 2002 by holders of SLC obligations tendering in the tender or exchange offer.

(d) Combined with SLC $234.3 million indirect obligations to the lenders to the Suspension business subsidiaries, which concluded its agreement in principle to restructure this debt on March 17, 2002, SLC and its subsidiaries now have agreements-in-principle to restructure a total of $525.6 million in outstanding indebtedness.

(e) In the last part of this document, SLC is therefore providing information to facilitate the analysis and interpretation of the financial situation of the company as of this date. The financial statements dated June 30, 2002, as presented, reflect the results of SLC's restructuring agreements as if the cash tender offer and exchange offer were completed and accepted in full by SLC's direct creditors, although the final restructuring and its actual effect on SLC's financial results will depend on the actual acceptance by SLC's direct creditors of the cash tender offer and exchange offer described above. This restructuring will not be effective unless and until the tender and exchange offers have been successfully completed, which completion SLC expects to occur prior to December 31, 2002.

Mining business sale
On June 19, 2002 SANLUIS closed the sale of its mining division , led by

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

Minas Luismin, S.A. de C.V., to the Canadian company Wheaton River Minerals, Ltd.

The purchase price for the mining business included US$75 million in cash, of which US$20 million was used to repay Luismin's outstanding debt, and US$15 million in Wheaton River common shares and warrants subject to a two-year lockup period, and certain other conditions precedent.
As a result, Luismin's results are no longer included in Sanluis's consolidated financial statements. In order to facilitate comparisons, the results of SANLUIS presented and discussed below exclude the results of the mining division.

Quality Awards

General Motors Corp. recognized the outstanding product quality and service of our Mexican autoparts business by granting it an award as Supplier of the Year in 2001.

Operational Results (excluding the mining division)

Sales and EBITDA of SANLUIS in the second quarter were US $131.4 million and US $22.3 million, respectively. Compared with the same period last year this is 11.7% and 22.5% higher, respectively.
During the first half of 2002 the respective sales and EBITDA figures were US $243.8 million and US $37.7 million, or a 10% and 8% improvement over the same period in 2001, respectively.
The suspension business recorded sales during the second quarter of US $105.3 million, an increase of 11.0% when compared to the same quarter in 2001. As for the first six months of the year sales were US $192.5 million,which is equivalent to a 7.3% improvement compared to the same period in 2001.
The Brake business during the second quarter reached sales of US $28.2 million, an increase of 24.2% over the same period in 2001. On a six-month accumulated basis, sales in the brakes business were US $51.3 million, up 23.0% compared to the same period in 2001.
Our Brazilian subsidiary produces multi-leaf springs, which account for 80% of its sales, and coil springs, which account for 20% of its sales. The company has approximately 65% of the Brazilian market for leaf springs and approximately 20% of the market for coil springs. Brazilian sales in the second quarter were US $10.7 million, while for the first half of the year they were US $20.9 million. For the same periods in 2001 the corresponding numbers were US $10.7 million and US $ 21.3 million respectively.

Capital Expenditures

Capital expenditures in the second quarter were US $4.8 million, and in the first six months were US $7.1 million. The largest investments were made in the Brakes business in order to increase machining capacity to meet additional demand from our customers. The corresponding figures for the previous year were US $13.5 million and US $24.7 million respectively.

The main factors driving the improvement in results in the second quarter 2002

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ANNEX 1 **CONSOLIDATED**
Final Printing

are:
§ Higher auto parts sales as production by our main customers increased in the U.S. market once the high inventory levels of last year were normalized.
§ Higher utilization levels at the plants;
§ Reductions in variable costs achieved in the suspension business as FOB plant steel cost was reduced and energy consumption was lower thanks to continued operations
§ Favorable exchange rate trends.

The positive developments were partly offset by certain negative developments, including:

§ Difficulties in the start-up process of new platforms in the Brake business which is reflected in lower margins (lower EBITDA) than estimated caused by higher scrap levels and inefficient use of machinery. These problems are being solved and in the last couple of months of the quarter efficiency levels improved..

SANLUIS

SANLUIS produces suspensions and brake components for the global automotive industry, with a principal focus on original equipment manufacturers (OEMs).

Suspension products include leaf springs (parabolic and multi-leaf), coil springs, torsion bars, bushings, and stabilizer bars. The Brake Division produces drums and rotors.

SANLUIS Rassini has a 90% share of the Mexican market for light truck suspensions and a 62% share of the U.S. and Canadian market. The division's solid and diversified client base includes General Motors, Ford, DaimlerChrysler, Nissan, Nummi, Volkswagen, and Toyota.

SANLUIS Corporación, S. A. DE C. V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
NOTE 1 - COMPANY OPERATIONS:

a. Corporate structure

SANLUIS Corporación, S. A. de C. V. (SANLUIS) and its subsidiaries (the company) are engaged in auto parts bussines Company sales are basically denominated in US$ dollars.

Autoparts division:

SANLUIS has a wholly-owned subsidiary named SANLUIS Rassini Autopartes, S. A. de
C. V. (Rassini Autopartes).

These companies are focused on supplying Original Equipment Manufacturers (OEMs).

b. Business conditions

Consistent with the company's strategy to become a leading supplier in the markets it serves, significant indebtedness was incurred over the last six years to finance capital improvements for the purpose of expanding the production capacity of the Suspension and Brake groups.

In 2001, numerous factors worked against the company's ability to continue to refinance its operations, including the following:

- Slowdown in the North American automotive sector as well as in delays in new platform launches by the OEM customers.
- Increased costs in US$ dollar terms as a result of the fact that the peso appreciated against the US$ dollar.
- Depressed precious metals prices.
- Unfavorable market conditions, resulting in the inability to refinance maturing debt, principal payments of which were due in late 2001 and early 2002.

The foregoing, had a material adverse effect on the company's liquidity and ability to service its debts. As a result, SANLUIS ceased making principal payments on its Euro Commercial Paper program and was unable to make the scheduled interest payments due on its Eurobonds. In addition the Brake and Suspension groups had failed to comply with certain ratios contained in various loan agreements.

As explained in more detail in Note 4, since September 2001 the company began negotiations with its creditors, and completed the restructuring of the debt of the Brake group in December 2001 and signed an agreement in principle with the Suspension group creditors in March 2002. Based on this, the company has begun negotiations for SANLUIS' debt restructuring. (see note 7)

The company formulated a restructuring plan, which included the implementation of cost-cutting measures that will be achieved in 2002 and the sale of non-strategic assets.

c. Sale of shares of subsidiaries and affiliates

i. Quiriego Compañía Minera, S. A. de C. V. (Quiriego)

The SANLUIS investment in the Teck shares (Options), whose market value as of June 30, 2002 amounted to Ps41,594, was accounted for as an investment in marketable securities in long term.

ii. SANLUIS Developments, LLC (SANLUIS Developments)

Pursuant to the terms of the transaction, in June 2001 the equity interest of CCP and AIP was adjusted, and CCP and AIP increased their participation from 49% to 52.4%. However, Rassini Autopartes maintains control of SANLUIS Developments by holding 51% of the voting shares.

iii. Brembo Rassini

On December 17, 2001, JP Morgan Chase Bank (formerly Chase Manhattan Bank), acting as representative of the banks involved in the Secured Export Loan (SEL) mentioned in Note 4, approved the sale of the company's 25% equity interest in Brembo Rassini.

On February 6, 2002, Rassini Autopartes entered into a share purchase agreement with Brembo Participations, BV for the sale of 172,295 shares representing 25% of the capital stock of Brembo Rassini, for US$4.4 million. This sale resulted in a loss of Ps5,476, net of expenses. The net proceeds were applied to repay past-due trade payables of Rassini in favor of Brembo Rassini.

iv. Sale of Mining Division

On june 19, 2002 SANLUIS informs that the sale of its Mining Division, headed by Minas Luismin, S.A. de C.V., to the Canadian company Wheaton River Minerals sale was timely approved by the company's Administration Board and Executive Committee. This is in line with SANLUIS Corporación's strategy of focusing on its auto-parts business. The agreed price to complete Luismin sale went up to US$ 90 million dollars, which comprises US$ 75 million dollars in cash and US$ 15 million dollars as Wheaton River Minerals' common stocks, some of which are subject to a bonus and to a two-year withholding time.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements are summarized below:

a. Accounting for the effects of inflation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants ("MIPA"), and accordingly recognize the effects of inflation on the financial information in accordance with the following rules:

- Inventory and cost of sales are restated using replacement costs.

- Machinery and equipment of foreign origin are restated by applying the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the balance sheet date. Property, plant and equipment of local origin are restated by applying factors derived from the National Consumer Price Index ("NCPI").

- The components of stockholders' equity are restated by using factors derived from the NCPI.

- The cumulative loss from holding nonmonetary assets (the net difference between: (i) the restatement of property, plant and equipment of foreign origin, inventories and cost of sales following the procedures described in the previous paragraphs of this note, and (ii) adjustments to the related historical costs based on the NCPI) is included in stockholders' equity.

- The gain in purchasing power from holding monetary assets and liabilities is included in net comprehensive financing cost.

b. Principles of consolidation

The consolidated financial statements include SANLUIS and all subsidiaries under its control. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents

The company considers all highly liquid investments to be cash equivalents and states them at market value.

d. Inventories and cost of sales

Inventories are stated at estimated replacement cost, as follows:

- Finished products: at the most recent production cost, and

- Raw materials and operating materials: at the most recent purchase price.

Amounts so determined are not in excess of market.

Cost of sales is determined by the Last-In, First-Out (LIFO) method.

e. Property, plant and equipment

Property, plant and equipment are restated as mentioned in paragraph a. of this note.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets.

f. Investment in affiliates

The investment in affiliates in which the company holds more than 20% but less than 50% equity interest is accounted for by the equity method.

g. Goodwill

The excess of cost over book value of subsidiaries acquired (goodwill) is amortized using the straight-line method over periods of ten and twenty years and restated by applying factors derived from the NCPI.

h. Income tax and employees' statutory profit sharing

Beginning on January 1, 2000 the company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred taxes are initially recognized for all differences between the book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards.

i. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the company's noncontributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered, through contributions to irrevocable trust funds and the establishment of accruals based on actuarial studies.

Actuarial losses and the transition liability are being amortized over the average remaining service life of the employees expected to benefit from the plan (approximately twenty years).

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to the results of the year in which such amounts become payable.

j. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates.

Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are

settled, or the balance sheet dates, are charged or credited to income, or are capitalized if they are attributable to exploration projects and/or construction in progress, as part of comprehensive financing cost.

In order to consolidate the Brazilian subsidiaries, the company follows the provisions of Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". Thus, monetary and nonmonetary assets and liabilities, as well as income and expenses, are converted at the exchange rate in effect on the balance sheet date. Differences arising from the translation of financial statements into Mexican pesos are recorded in stockholders' equity. At June 30, 2002 and 2001, the effects of translating the Brazilian subsidiaries were not material.

k. Derivative financial instruments

In 2001, Statement C-2 "Financial Instruments" went into effect. Under this statement, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities, and measured at fair value.

The company has entered into interest rate swap contracts to protect itself from changes in interest rates, mainly LIBOR. These transactions are intended to convert some variable interest rates to fixed interest rates.

Since most of the company's income is denominated in US dollars and a significant portion of its operating expenses is denominated in Mexican pesos, the company has also entered into derivative financial instruments to hedge its costs and expenses in pesos.

The company enters into these financial instruments for hedging purposes. Counterparties to its derivative transactions are normally major financial institutions.

l. Earnings per share

Earnings per share are computed according to Statement B-14 "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares outstanding during the year (227,957,568). Earnings per share computations of Series "D" shares include the right to additional dividends.

m. Comprehensive income

In 2001, Statement B-4 "Comprehensive Income" went into effect. This statement establishes new standards for reporting and displaying comprehensive income and its components in the statement of stockholders' equity. Under this statement, comprehensive income means the net income of the year plus any items required by other statements to be recorded directly in stockholders' equity and which are not capital contributions, reductions or disbursements.

n. Use of estimates

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the amounts

reported in the financial statements. Actual results could differ from those estimates.

o. Review of the book value of long-lived assets

The company estimates the recoverable value of property, machinery and equipment to be the estimated discounted future net cash flows from the subsidiaries in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized.

NOTE 3 - FOREIGN CURRENCY POSITION:

At June 30, 2002, the exchange rate was Ps9.8050 to the US dollar
NOTE 4 - SHORT-TERM AND LONG-TERM DEBT AND SUBSEQUENT EVENTS:

Short-term and long-term debt are analyzed as shown below:

Eurobonds

In March 1998, SANLUIS completed a public offering of US$200 million Eurobonds (Eurobonds) at the fixed rate of 8.875%, due in a single payment on March 18, 2008 with a Put Option for the bondholders on March 18, 2003, and interest payable semiannually. The indenture governing the Eurobonds limits the payment of dividends and the disposal of assets and includes certain other restrictions and limitations with respect to additional indebtedness. Certain covenants are effective if the company exceeds a specific amount of indebtedness.

As mentioned in Note 1b., on September 18, 2001 and on March 18, 2002, SANLUIS defaulted on interest payments, as a result, the Trustee demanded payment of the entire amount of principal and interest from SANLUIS. Since December 2001 are recorded in short term.

SANLUIS has begun a debt-restructuring process once it has signed an agreement in principle to restructure the debt of the Suspension group. (see note 7)

Secured Export Loan (SEL)

On April 28, 2000, Rassini sold to a Trust named "Leaf Spring Export Trust 2000" its future collection rights on the accounts receivable arising from open purchase orders issued by Ford Motor Co., DaimlerChrysler AG., Nissan North America, Inc. and Toyota Motor Manufacturing North America, Inc. Based on the collection rights acquired by the Leaf Spring Export Trust 2000, it entered into a five-year US$175 million Secured Export Loan Agreement. The principal amount of the loan will be repaid in forty-eight monthly installments commencing in the thirteen month following July 2001. During the grace period, interest was payable quarterly and was paid on a monthly basis together with each payment of the principal amount. The interest rate is determined on the basis of LIBOR plus an applicable margin, depending on the company's leverage ratio.

The credit agreement imposes certain operating restrictions and financial covenants on the company, Rassini and Rassini Autopartes, which affect, and in

many respects limit or prohibit, among other things, the company's ability to pay dividends, to incur indebtedness, to create liens and to carry out certain asset sales.

As of March 31, 2001, the company was not in compliance with the ratios of "Consolidated Total Debt to Consolidated EBITDA" and "Interest Coverage" specified in the credit agreement. On May 24, 2001, the company and the banks agreed to amend the credit agreement and waive the covenant violations in exchange for: a) a limit on the company's capital expenditures for each of the following five years beginning in 2001, and b) a prohibition for SANLUIS and Rassini Autopartes and its subsidiaries to enter into any transaction involving the payment of money to SANLUIS and brake subsidiary.

As a result of the events mentioned in Note 1b., the company was not in compliance with the amended ratios as of September 30, 2001 and negotiated with the banks to defer the next four principal payments due under the SEL.

On October 17, 2001, the company and the banks entered into a short-term "Standstill and

Waiver Agreement" (Standstill) pursuant to which the banks agreed to waive certain defaults and not to execute any legal action during the Standstill term.

On March 17, 2002 the banks involved in the SEL and other creditors of the Suspension group in Mexico signed an agreement in principle pursuant to which all the banks accepted:

a. Negotiation of a debt-restructuring package including the loans in which Rassini and the Suspension subsidiaries in Mexico were the primary obligors, and the loans of SANLUIS and Rassini Autopartes guaranteed by Rassini and Rassini Autopartes.

b. Total debt of the Suspension Group at December 31, 2001 amounted to US$ 238.5 million. This debt was broken down into a Tranche A, amounting to US$176.6 million; Tranche B, amounting to US$57.5 million. The terms and maturity of credits from BBVA Bancomer and the Mexican Federal Government amounting to US$2.0 million and US$2.4 million, were not modified.

c. 63% of Tranche A will be repaid on an increasing installment basis after a two-year principal grace period. The remaining 37% will be due in a single payment on December 31, 2008. This tranche is guaranteed by all wholly-owned subsidiaries of the Suspension and Brake groups, and by all of the tangible and intangible assets of those subsidiaries. Tranche B will be due in a single payment on December 31, 2008.

d. Total debt will be subject to interest payable quarterly at the "Eurodollar Rate" plus 3.50%.

e. This agreement will be effective after a six-month period beginning on March 17, 2002, that may be extended for six more months. During this period the company must restructure SANLUIS' debt.

At June 30, 2002 the SEL and other restructured loans are classified in the long-term.

Euro Commercial Paper

At the date of the financial statements, US$77.5 million had been drawn down and was overdue.
SANLUIS has begun a debt-restructuring process once it has signed an agreement in principle to restructure the debt of the Suspension group. (see note 7)

JP Morgan Chase Bank (Chase)

Between 1998 and 2000 SANLUIS entered into certain derivative transactions with Chase, which included interest rate swaps, dollar-peso swaps and equity swaps, of which the original maturities were mainly between June 2003 and July 2004. On October 4, 2001, as a result of the company's default on the repayment of principal and interest required by the Euro Commercial Paper and the Eurobonds ("cross default"), Chase demanded payment from SANLUIS and Rassini Autopartes. Pursuant to an agreement dated October 18, 2001, SANLUIS, Rassini Autopartes and Chase agreed an aggregate amount of US$46.5 million payable by SANLUIS in respect of the termination of the foregoing transactions, net of collateral amounting to US$12.5 million. Of the total effect of this transaction US$41 million was recorded as a charge to stockholders' equity. The remaining US$18 million was recorded as part of the comprehensive financing cost. This debt was included as part of the debt restructuring package of the Suspension group and will be paid in December 2008. During this term this debt will be subject to an interest rate equal to the Eurodollar Rate plus 3.5%.

Syndicated loan of Fundimak, S. A. de C. V. (Fundimak)

On October 20, 2000, Fundimak (a subsidiary of SANLUIS Developments) received a loan of US$40 million. The proceeds were applied during 2001 to finance the expansion of the plants of the Brake group. The principal amount of the loan will be repaid in forty-two monthly.

As of September 30, 2001, the company was not in compliance with the "Total Debt Service Coverage Ratio", the "Debt Service Coverage Ratio" or the "Interest Coverage Ratio" specified in the loan agreement. On December 21, 2001, the company and the banks agreed to amend the loan agreement and waive the covenant violations as of September 30, and December 31, 2001 and for the year 2002 in exchange for: a) a prepayment amounting to US$2 million applied to the last two installments; b) an increase in the margin used to determine the interest rate during 2002; and c) a limit on the company's capital expenditures of US$6 million for the year 2002. In addition, Inmobiliaria Rassini, S. A. de C. V. and Rassini Frenos, S. A. de C. V., both subsidiaries of Fundimak, guaranteed the obligations under the credit agreement with a mortgage on the building, constructions and machinery of the new plant of the Brake group for US$15.8 million.

NOTE 5 - STOCKHOLDERS' EQUITY:
d. Derivative financial instruments

In July 1998, SANLUIS entered into a derivative operation with Credit Suisse First Boston NY (CSFB) under which CSFB swapped the future appreciation of SANLUIS CPO's for floating interest payments (LIBOR plus 1.2 points). On July 24, 2001 and on January 24, 2002, SANLUIS defaulted on interest payments and on February 12, 2002, CSFB demanded payment from the company of all the obligations under this transaction. The termination value of the swap has not been guaranteed by any SANLUIS subsidiary.

At June 30, 2002 the company had recorded a provision amounting to Ps57,006. (see note 7)

NOTE 6 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

The company's subsidiaries file individual income tax returns. In addition, SANLUIS files a consolidated tax return, which includes all subsidiaries. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

Taxable income differs from financial pre-tax income mainly because of: (i) the immediate tax deduction of fixed assets, inventory purchases and exploration expenses; (ii) the gain on monetary position; and (iii) other items which are not fully taxable and the effect of certain inflation adjustments for tax purposes.

In accordance with the tax law amendments in effect as from January 1, 2002, the corporate income tax rate will be gradually reduced by 1% per annum beginning in the year 2003 until it reaches 32% in 2005.

Note 7: Debt Restructuring of SANLUIS Corporacion S.A. de C.V. (SLC)

SANLUIS Corporacion S.A., de C.V. (SLC) has reached agreements in principle to restructure its liabilities with committees representing, separately, its direct and indirect creditors.

With respect to SLC's direct debt, the restructuring agreement is to be implemented through a cash tender offer to buy back debt at a discount and a debt exchange offer whereby existing debt will be exchanged for new debt. When the cash tender offer and debt exchange offer are completed, the restructuring of the debt tendered in the offers will be effective as of June 30, 2002. The tender and exchange offers will be made in the U.S. only to eligible qualified institutional buyers and accredited investors and outside the U.S. to non-U.S. persons. SLC is continuing to work with the committee of its direct creditors to put in place the final documentation that will govern this restructuring .

In March 2002 SLC reached an agreement in principle with its indirect creditors, which are financial institutions with direct loans to certain SLC subsidiaries, on restructuring those obligations. The committee representing these indirect lenders has indicated its support for the agreement in principle reached with the direct SLC creditors' committee, subject to certain customary terms and conditions.

SLC is therefore providing information to facilitate the analysis and

interpretation of the financial situation of the company as of this date. The financial statements dated June 30, 2002, as presented, reflect the results of SLC's restructuring agreements as if the cash tender offer and exchange offer were completed and accepted in full by SLC's direct creditors, although the final restructuring and its actual effect on SLC's financial results will depend on the actual acceptance by SLC's direct creditors of the cash tender offer and exchange offer described above. This restructuring will not be effective unless and until the tender and exchange offers have been successfully completed, which completion SLC expects to occur prior to December 31, 2002. The actual results of the restructuring will only be known upon the completion of the tender and exchange offers.

The general terms and conditions of SLC's restructuring of its direct obligations under the tender and exchange offers are:

1.- Simultaneous offer to buy back outstanding debt for cash (cash tender offer) and to exchange outstanding debt for new debt (debt exchange offer). The new notes and debentures issued in the debt exchange offer will be issued by SANLUIS Co-Inter, S.A., or SISA, a wholly owned subsidiary of SLC that will indirectly own all of SLC's operating companies through SANLUIS Rassini Autopartes, S.A. de C.V., which will be a wholly owned subsidiary of SISA.
2.- Eligible debtholders may tender into either the cash tender offer or the debt exchange offer. The cash tender and debt exchange offers will be launched upon the completion of documentation acceptable to SLC and the committee of its direct creditors and the receipt of approval by SLC's indirect creditors, all of which SLC expects to complete and receive on or before September 30, 2002. The tender and exchange offers will be open to eligible holders of all of SLC's outstanding debt, which includes its 8.875% Notes due 2008; its notes issued under its Euro Commercial Paper program, and certain other financial indebtedness, on the following terms:

Ÿ For each US$1,000 principal amount of SLC debt tendered in the cash tender offer and accepted, the holders thereof will receive a cash payment of US$350; or
Ÿ For each US$1,000 principal amount of SLC debt tendered in the exchange offer and accepted, the holders thereof will receive:
o US$ 384.08 in principal amount of newly issued 8% Senior Notes due June 30, 2010, of SISA. Principal of these notes will be repayable in full upon maturity. Interest will accrue at a rate of 8% p.a. and will be payable in cash if available and otherwise will be paid-in-kind and capitalized (PIK)

o US$ 615.92 in principal amount of newly issued 7% Mandatorily Convertible Debentures ("MCDs") due June 30, 2011, of SISA. Principal of the MCDs will be repayable in full upon maturity, and interest will be paid-in-kind and capitalized (PIK) and accrue at a rate of 8% p.a.. The MCDs will convert into a new class of SISA shares (class "B") only if the MCDs are not paid in full at maturity, or in the event of any other default.

3.- Accrued and unpaid interest on the existing SLC direct obligations will be waived through June 30, 2002 by holders of SLC obligations tendering in the tender or exchange offer.

4.- Concurrently with the cash tender offer and debt exchange offer, SANLUIS

will solicit consents from holders of 8.875% Notes due 2008 of SANLUIS to, among other things, amend certain terms of these notes, waive certain existing defaults under the indenture governing these notes and rescind the acceleration of these notes.

Considering that (i) the restructuring agreed to with the committees of SLC's creditors will not be effective unless the offerings to the debt holders are successfully completed, (ii) this effectiveness is therefore in no way guaranteed, and (iii) even if completed, the restructuring may effectively restructure substantially less SLC debt than the amount assumed to be restructured through the tender and exchange offers in the financial statements presented, included herewith is a presentation of SLC's financial statements as of June 30, 2002 assuming that the restructuring of SLC's direct debt through the tender and exchange offers is not completed.

Effects on the Balance sheet:

1.- Cash reduction of $ 441,225 (s3)
2.- Short term Bank credit reduction of $2,799,328 (s23), transferred from total short term debt to long term.
3.- Increase in long term credits, for $1,595,695 (s28). Formed out of $2,799,328 less the debt reduction due to the prepayment for $ 1,260,639 and the recognition of the Credit Suisse First Boston debt as bank debt for $57,006
4.- Cancellation of last year interest provision and the current for $303,004 (s26)
5.- Reduction recognizing effects of deferred taxes for $ 106,051 (s18)
6.- Increase in majority capital $1,016,367 (s35)

Effects on the Results

1.- Recognition of the debt reduction as an extraordinary income $826,870 (r16)
2.- Cancellation of last year's accrued interest as extraordinary item $ 157,011 (r16)
3.- Cancellation of this year's accrued interest in financial expenses $148,750 (r06)
4.- Recognition as an expense of the effect of deferred tax $107,016

Balance

	W/o/restructure	W/restructure
s3 Cash & equivalents	679,803	238,578
s18 Deferred net assets	1,551,978	1,445,927
s1 Total Assets	7,963,877	7,416,601
s23 Short term bank loans	2,954,568	155,240
s26 Other current liabilities	702,754	342,744
s28 Long term bank loans	2,519,027	4,114,722
s20 Total Liabilities	6,971,599	5,407,956
S33 Equity	992,278	2,008,645
S35 Majority capital	(4,729)	1,011,638

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

Income statement

r6 Comprehensive financial cost	455,973	307,223
r10 Tax and Profit sharing reserve	(95,891)	11,125
r16 Extraordinary item (income)	416,616	(567,265)
r20 Net income majority interest	(606,976)	418,639

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	,154,494,867	99.99	1,227,398	242,921
3 SANLUIS RASSINI AUTOPARTES, S.A. DE C.V.	TENEDORA	,332,365,570	99.99	1,256,002	1,831,944
4 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	429,251,652	99.99	752,596	757,659
TOTAL INVESTMENT IN SUBSIDIARIES				**3,235,996**	**2,832,524**
ASSOCIATEDS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	43,988
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**8,495**	**43,988**
OTHER PERMANENT INVESTMENTS					**166,112**
T O T A L					**3,042,624**

NOTES

(1) Se entiende por empresas Subsidiarias a lo que se establece en los términos de los incisos b) y e), y empresas Asociadas en los términos de los incisos f) y g) del párrafo 3 del boletín B-8.
(2) Porcentaje en relación al total de Capital Social pagado en la empresa de referencia.
(3) Para este propósito deberá observarse lo establecido por la disposición cuarta incisos 1 y 2 de la circular 11-10, expedida por la Comisión Nacional Bancaria y de Valores.
(4) En este renglón se deberán especificar el número de Subsidiarias (Asociadas) que integran el renglón de otras Subsidiarias (Asociadas) y los totales de número de acciones, costo de adquisición y valor actual.

STOCK EXCHANGE COD **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	513,426	50,670	462,756	502,581	100,695	864,642
MACHINERY	2,432,052	613,094	1,818,958	1,569,669	587,153	2,801,474
TRANSPORT EQUIPMENT	12,754	4,924	7,830	3,966	7,026	4,770
OFFICE EQUIPMENT	22,329	11,516	10,813	21,629	15,291	17,151
COMPUTER EQUIPMENT	104,305	52,922	51,383	19,494	36,468	34,409
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**3,084,866**	**733,126**	**2,351,740**	**2,117,339**	**746,633**	**3,722,446**
NOT DEPRECIATION ASSETS						
GROUNDS	72,816	0	72,816	83,295	0	156,111
CONSTRUCTIONS IN PROCESS	220,402	0	220,402	6,449	0	226,851
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**293,218**	**0**	**293,218**	**89,744**	**0**	**382,962**
TOTAL	**3,378,084**	**733,126**	**2,644,958**	**2,207,083**	**746,633**	**4,105,408**

NOTES

El total de la columna del Valor en Libros más la Revaluación menos la Depreciación de la Revaluación deberá validar con la cuenta de Activo Fijo Neto del Estado de Situación Financiera (S12).

28/02/1999 16:06

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
Banco de Venezuela	31/12/2008	7.41	0	0	0	0	0	0	0	0	0	0	0	0	0	49,025
Standard-Chartered Bank	03/12/2002	2.23	0	0	0	0	0	0	0	0	58,830	0	0	0	0	0
HSBC Bank plc.	20/08/2002	6.36	0	0	0	0	0	0	0	0	0	0	0	13,312	16,640	117,123
RZB Finance	30/12/2005	6.84	0	0	0	0	0	0	0	0	0	0	0	4,437	5,547	39,041
Banco Nacional de México S.A	27/06/2002	7.89	0	0	0	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
Bancomer, S.A.	01/07/2002	4.19	0	0	1,578	0	0	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	21/10/2002	4.42	0	0	641	0	0	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	23/12/2002	4.19	0	0	1,887	0	0	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	30/12/2002	5.22	0	0	6,515	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
Emisión Obligaciones Convert	30/06/2011	7.00	0	0	0	0	0	0	0	0	0	0	0	0	0	979,520
The Chase Manhattan Bank N.A	25/05/2005	5.34	0	0	0	0	0	0	0	0	0	0	0	32,284	40,355	284,038
The Chase Manhattan Bank N.A	25/05/2005	5.34	0	0	0	0	0	0	0	0	0	0	0	12,839	16,048	112,957
The Chase Manhattan Bank N.A	25/05/2005	5.34	0	0	0	0	0	0	0	0	0	0	0	42,043	52,554	369,906
The Chase Manhattan Bank N.A	25/05/2005	5.34	0	0	0	0	0	0	0	0	0	0	0	16,239	20,299	142,873
The Chase Manhattan Bank N.A	25/05/2005	5.34	0	0	0	0	0	0	0	0	0	0	0	19,487	24,358	171,448
The Chase Manhattan Bank N.A	25/05/2005	5.34	0	0	0	0	0	0	0	0	0	0	0	16,239	20,299	142,873
Emisión Obligaciones (Notas)	30/06/2010	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	616,175
Scotia Bank Inverlat	25/09/2005	5.59	0	0	39,221	39,220	117,660	125,831	37,585	0	0	0	0	0	0	0
The Chase Manhattan Bank N.A	31/12/2008	3.84	0	0	0	0	0	0	0	0	0	0	0	0	0	455,687
The Bank of Tokyo-Mitsubishi	26/02/2003	9.34	0	0	0	0	0	0	0	0	272	3,922	0	0	0	0
Banco Safra	23/12/2002	24.35	0	0	0	0	0	0	0	0	3,154	0	0	0	0	0
TOTAL BANKS			0	0	49,842	39,220	117,660	125,831	37,585	0	62,256	3,922	0	156,880	196,100	3,480,666

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
NICHIMEN			0	0	0	0	0	0	0	0	120,289	0	0	0	0	0
ACEROS VILLARES			0	0	0	0	0	0	0	0	55,842	0	0	0	0	0
MC STEEL TRADE CENTER			0	0	0	0	0	0	0	0	36,801	0	0	0	0	0
ABN AMBRO BANK			0	0	0	0	0	0	0	0	27,600	0	0	0	0	0
HENDRICKSON SPRING			0	0	0	0	0	0	0	0	24,437	0	0	0	0	0
SLATER STEELS			0	0	0	0	0	0	0	0	22,265	0	0	0	0	0
STEELCO MC MASTER INC			0	0	0	0	0	0	0	0	22,079	0	0	0	0	0
MITSUBISHI CORPO			0	0	0	0	0	0	0	0	19,273	0	0	0	0	0
MONROE MEXICO			0	0	13,780	0	0	0	0	0	0	0	0	0	0	0
ACEROS RGC			13,602	0	0	0	0	0	0	0	0	0	0	0	0	0
GERDAU, S.A.			0	0	0	0	0	0	0	0	12,695	0	0	0	0	0
PARTES DE PLASTICO			5,722	0	0	0	0	0	0	0	0	0	0	0	0	0
FLEXIBLE PRODUCTS			0	0	0	0	0	0	0	0	5,722	0	0	0	0	0
KENTUCKY ELECTRIC STEEL			0	0	0	0	0	0	0	0	5,715	0	0	0	0	0
MATERIALS PROCESSING INC.			0	0	0	0	0	0	0	0	5,278	0	0	0	0	0
AUTOTRANSPORTES ORTEGA, S.A.			4,275	0	0	0	0	0	0	0	0	0	0	0	0	0
VOLCLAY DE MEXICO, S.A.			0	0	4,273	0	0	0	0	0	0	0	0	0	0	0
PPG INDUSTRIES DE MEXICO, S.			0	0	4,064	0	0	0	0	0	0	0	0	0	0	0
R.A. BRIQUET, S.A.			3,624	0	0	0	0	0	0	0	0	0	0	0	0	0
GENERAL FASTERNERSCOMPANY			0	0	0	0	0	0	0	0	3,622	0	0	0	0	0
OTROS PROVEEDORES			173,619	0	47,831	0	0	0	0	0	46,788	0	0	0	0	0
TOTAL SUPPLIERS			**200,842**	**0**	**69,948**	**0**	**0**	**0**	**0**	**0**	**408,406**	**0**	**0**	**0**	**0**	**0**

16:06 20/01/1999

FILE No. 82-2867

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS PASIVOS			235,488	0	4,131	103,125	5,542	4,957	2,855	2,143	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			235,488	0	4,131	103,125	5,542	4,957	2,855	2,143	0	0	0	0	0	0
			436,330	0	123,921	142,345	123,202	130,788	40,440	2,143	470,662	3,922	0	156,880	196,100	3,480,666

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $9.8050 PESOS POR DÓLAR AMERICANO

El acuerdo de la reestructura del grupo suspensiones será efectiva al término de un período de seis meses contados a partir del 17 de marzo de 2002, prorrogable por dos períodos de tres meses cada uno. Durante este plazo la compañía deberá reestructurar la deuda de SANLUIS.

Al 31 de diciembre de 2001 los pasivos correspondientes al SEL y a los otros créditos refinanciados están clasificados a largo. (ver notas a los estados financieros)

Las cifras reportadas al 30 de junio de 2002, SANLUIS incorporó los efectos de la reestructura de su deuda (ver nota 7)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	167,883	1,559,050	0	0	1,559,050
OTHER	393	3,563	0	0	3,563
TOTAL	**168,276**	**1,562,613**			**1,562,613**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	89,329	825,421	0	0	825,421
INVESTMENTS	0	0	0	0	0
OTHER	45,769	426,348	0	0	426,348
TOTAL	**135,098**	**1,251,769**			**1,251,769**
NET BALANCE	**33,178**	**310,844**			**310,844**
FOREING MONETARY POSITION					
TOTAL ASSETS	**99,816**	**978,698**	**4,785**	**46,915**	**1,025,613**
LIABILITIES POSITION	**485,939**	**4,764,631**	**10,856**	**106,439**	**4,871,070**
SHORT TERM LIABILITIES POSITION	64,703	634,412	10,856	106,439	740,851
LONG TERM LIABILITIES POSITION	421,236	4,130,219	0	0	4,130,219
NET BALANCE	**(386,123)**	**(3,785,933)**	**(6,071)**	**(59,524)**	**(3,845,457)**

05/01/1999 16:06

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $9.8050 PESOS POR DÓLAR AMERICANO

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR **2002**
SANLUIS CORPORACION , S. A. DE C. V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,731,224	7,277,131	5,545,907	1	51,022
FEBRUARY	1,849,981	6,661,135	4,811,154	0	(2,887)
MARCH	1,648,084	7,311,203	5,663,119	1	28,882
APRIL	1,847,271	6,341,762	4,494,491	1	24,270
MAY	1,386,138	6,490,663	5,104,525	0	10,209
JUNE	1,467,594	6,736,438	5,268,843	0	22,129
ACTUALIZATION:	0	0	0	0	1,216
CAPITALIZATION:	0	0	0	0	0
FOREIGN CORP.:	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					**134,841**

12/01/1999 16:06

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
SANLUIS CORPORACION , S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	3,500	67
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	4,900	53
RASSINI	FABRICACION Y VENTA DE BARRAS	2,125	61
TORSION BARS (1)	DE TORSION	0	0
HENDRICKSON RASSINI (1)	FABRICACION Y VENTA DE MUELLES	900	81
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	3,400	80
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,600	90
BYPASA (1)	FABRICACION Y VENTA DE BUJES	35,000	83
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	40,600	74
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	2,600	71
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,400	84

14/01/1999 16:06

NOTES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
		SOLERA	MC STEEL TRADE CENT		64.40
		SOLERA	DUFERCO		83.16
			SLATER STEEL INC.		
			NICHIMEN CANADA INC.		
			TOYOTA TSUSHO AMERI		
SOLERA	VILLARES (BRASIL)				58.65
	GERDAU (BRASIL)				
		BARRA REDONDA	STELCO INC.		63.56
		BARRA P/FABRIC. DE	JACKSON TUBE		59.60
		BARRAS DE TORSION	STELCO		
CHATARRA DE 1a. AUTOMOT			MATERIALS PROCESSIN		29.82
			DISTRIBUIDORA DE ALE		
	VOLCLAY DE MEXICO SA				

NOTES

12/01/1999 16:06

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
(PZAS) MUELLES	4,198,020	1,120,432	452,795	167,782		RASSINI	ARMADORAS AUTOMO
(PZAS) BARRAS DE TORSION PIEDRAS N.	970,221	74,384	379,285	21,490		RASSINI	ARMADORAS AUTOMO
(PZAS) RESORTES HELICOIDALES	1,629,155	72,106	706,723	31,140		RASSINI	ARMADORAS AUTOMO
(PZAS) DISCOS TAMBORES, ROTORES RASSINI FRENOS	3,787,000	379,175	2,129,318	200,843		RASSINI	ARMADORAS AUTOMO
(TONS) BRASIL	20,195	163,823	19,335	189,182		RNA	ARMADORAS AUTOMO
TOTAL		1,809,920		610,437			

FILE No 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
(PZAS) MUELLES			3,774,818	1,263,330	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTOMO
TORSION PIEDRAS N.			611,584	63,164	E.U.A.	RASSINI	ARMADORAS AUTOMO
(PZAS) RESORTES HELICOIDALES			929,555	54,512	E.U.A.	RASSINI	ARMADORAS AUTOMO
(PZAS) DISCOS, TAMBORES, ROTORES (TONS) BRASIL			1,056	11,163		RNA	ARMADORAS AUTOMO
(PZAS) BARRAS DE RASSINI FRENOS			1,657,583	278,803	E.U.A.	RASSINI	ARMADORAS AUTOMO
T O T A L				1,670,972			

NOTES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a Muelles y Resortes y se consideran nacionales las que se realizan en Brasil y de exportación las que se realizan fuera de éste.

12/01/1999 16:06

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 842,887

Number of shares Outstanding at the Date of the NFEA: — 227,957,568
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
II	0	0.00	30/12/1899	0.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
II	0	0.00	30/12/1899	0.00

FILE No. 82-2867

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF JUNIO OF2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 865,729

Number of shares Outstanding at the Date of the NFEA: — 227,957,568
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	842,887
Number of shares Outstanding at the Date of the NFEA : (Units)	227,957,568

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

FILE No. 82-2867

16:06

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
II	0	0.00	30/12/1899	0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 3 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 227,957,568

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 227,957,568

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		9	107,664,450		107,664,450		10,383	
B		9	40,097,706			40,097,706	3,867	
C		9	40,097,706			40,097,706	3,867	
D		9	40,097,706			40,097,706	3,867	
TOTAL			**227,957,568**	**0**	**107,664,450**	**120,293,118**	**21,984**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
227,957,568.00
SHARES PROPORTION BY :

CPO'S : LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDIV
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **2** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

Juan Carlo Torre Henson

ING. JUAN CARROLL DE LA TORRE HENSON
DIRECTOR DE FINANZAS CORPORATIVAS

C.P. PABLO GOMEZ LOPEZ
CONTRALOR GENERAL

MEXICO, D.F., AT AUGUST 23 OF 2002

FILE No. 82-2867

CLAVE DE COTIZACION: SANLUIS FECHA: 1/1/1999 16:06

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SANLUIS CORPORACION , S. A. DE C. V.
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-58-00
FAX:	5-202-6604 AUTOMATICO: X
E-MAIL:	sanluis@sanluiscorp.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SCO960314EE3
DOMICILIO	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.

FILE No. 82-2867

RESPONSABLE DE PAGO

NOMBRE:	LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

CLAVE DE COTIZACION: SANLUIS FECHA: 1/1/1999 16:06

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA T
NOMBRE:	ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842

FILE No. 82-2867

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	RESPONSABLE DEL AREA JURIDICA
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. AGUSTIN SANTAMARINA VAZQUEZ
DOMICILIO:	CAMPOS ELISEOS 345 PISO 2
COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-279-5414
FAX:	5-280-3458

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. FERNANDO TODD ALVAREZ
DOMICILIO:	FRANCISCO PETRARCA 133 DESPACHO 401
COLONIA:	CHAPULTEPEC MORALES
C. POSTAL:	11570
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5203-6333

CLAVE DE COTIZACION: SANLUIS FECHA: 1/1/1999 16:06

FAX: 5203-6006

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: RESPONSABLE DE INFORMACION A INVERSIONISTAS
NOMBRE: LIC. HECTOR AMADOR ADAM
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604

PUESTO BMV:
PUESTO:
NOMBRE: ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO: MONTE PELVOUX 220 PISO 7
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842

PUESTO BMV:
PUESTO:
NOMBRE: ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO: MONTE PELVOUX 220 PISO 7
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842

STOCK EXCHANGE CODE: QUARTER: YEAR:
SANLUIS CORPORACION , S. A. DE C. V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

FILE No 82-2867

01/01/1999 16:06

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

STOCK EXCHANGE CODE**SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2002**

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

EN LAS CIFRAS REPORTADAS AL 30 DE JUNIO DE 2002, SANLUIS INCORPORO LOS EFECTOS DE LA REESTRUCTURA DE SU DEUDA (VER NOTA 7)

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

s03: En la información correspondiente al ejercicio que terminó el 30 de junio de 2001, los saldos descritos en balance general se encuentran influenciados por una reclasificación del saldo de la caja restringida por un importe de $100,164 (miles de pesos) contra los pasivos bancarios a corto y largo plazo; dicha reclasificación se realizó con base en las Normas Internacionales de Contabilidad (NIC - 32).

En la información financiera que se muestra al 30 de junio de 2002, la reclasificación anteriormente descrita, no se llevó a cabo, debido a las circunstancias actuales del grupo.

Por lo tanto y para hacer comparables los estados financieros al 30 de junio de 2002 y 2001, dicha reclasificación deberá ser considerada para efectos de análisis.

S28: El acuerdo de la reestructura del grupo suspensiones será efectiva al término de un período de seis meses contados a partir del 17 de marzo de 2002, prorrogable por dos períodos de tres meses cada uno. Durante este plazo la compañía deberá reestructurar la deuda de SANLUIS.

Al 30 de junio de 2002 los pasivos correspondientes al SEL y a los otros créditos refinanciados están clasificados a largo. (ver notas a los estados financieros)

LAS CIFRAS DE JUNIO 2001 (TRIMESTRE AÑO ANTERIOR) INCLUYE LOS RESULTADOS DE LA DIVISION MINAS
s28:
r25:

FILE No. 82-2867

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.